Exhibit 99.1

Nevada Geothermal Power Inc. reports minor incident at Blue Mountain Project

VANCOUVER, Sept. 16, 2011 /CNW/ - Nevada Geothermal Power Inc. (NGP) (TSXV: NGP)(OTCBB: NGLPF) announced today that a small fire involving an auxiliary pump at Unit 1 of the Blue Mountain Faulkner 1 Power Plant relating to a seal failure occurred early this morning. There were no injuries and the fire was contained using the onsite fire suppression system by means of established procedures.  Damage was contained to the auxiliary pump and the plant has been placed back in service.  Local Emergency Services also attended the site.

About Nevada Geothermal Power Inc.:
Nevada Geothermal Power Inc. operates the Faulkner 1 geothermal plant in Nevada.  It is a growing, renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States.  NGP currently owns leasehold interests in eight properties: Blue Mountain, Pumpernickel Valley, Edna Mountain and North Valley in Nevada, New Truckhaven, East Brawley and South Brawley, in California and Crump Geyser, in Oregon.  These properties are at different levels of exploration and development.  NGP estimates a potential of between 200 MW and 450 MW from its current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential" and similar expressions.  These statements reflect our current belief and are based upon currently available information.  Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements.  We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

%CIK: 0001177440

For further information:

Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

CO: Nevada Geothermal Power Inc.

CNW 17:20e 16-SEP-11